EVELO
Comparative Balance Sheet
As of December 31

		Total		
	As of Dec 31, 2019	As of Dec 31, 2018 (PY)		Change
ASSETS				
Current Assets				
Bank Accounts	$ 571,215	$ 288,079	$	283,137
Bicycle Inventory	$ 91,566	$ 412,053	$	(320,487)
Deposits on Inventory	$ 326,416	$ 161,858	$	164,558
Parts Inventory	$ 128,039	$ 131,252	$	(3,213)
Prepaid Expenses	$ 12,542	$ -	$	12,542
Undeposited Funds	$ 104,395	$ 69,128	$	35,268
Total Current Assets	**$ 1,234,173**	**$ 1,062,370**	**$**	**171,803**
Fixed Assets	$ 9,389	$ 20,640	$	(11,251)
Security Deposits	$ 3,600	$ 3,100	$	500
Total Assets	**$ 1,247,162**	**$ 1,086,110**	**$**	**161,052**
Liabilities				
Accounts Payable	$ 0	$ 31,658	-$	31,658
Credit Cards	$ 29,510	$ 68,213	-$	38,703
Accrued Expenses	$ 8,291	$ 1,599	$	6,692
Accrued Wages	$ 8,603	$ 11,640	-$	3,038
NYBDC - Short Term	$ 7,585	$ 2,507	$	5,078
Investory Loans	$ 197,500	$ 0	$	197,500
Marketing Payable	$ 0	$ 216	-$	216
Sales Tax Agency Payable	$ 5,782	$ 1,228	$	4,554
Shipping to Customers Payable	$ 10,921	$ 4,609	$	6,312
2019 Shopify Loans	$ 233,312	$ 0	$	233,312
2018 Shopify Loan Payable	$ 0	$ 64,101	-$	64,101
Total Current Liabilities	**$ 501,504**	**$ 185,771**	**$**	**315,734**
Celtic Line of Credit	$ -	$ 14,259	$	(14,259)
Credibly Loan	$ 47,294	$ -	$	47,294
Fundation Line	$ 18,247	$ 67,467	$	(49,220)
Investor Loans	$ 190,000	$ 337,500	$	(147,500)
NYBDC - Loan #2	$ 21,831	$ 51,912	$	(30,081)
Total Long-Term Liabilities	**$ 277,372**	**$ 471,138**	**$**	**(193,766)**
Total Liabilities	**$ 778,877**	**$ 656,909**	**$**	**121,969**
Equity				
Capital Stock	$ 200	$ 200	$	-
Paid-In Capital Preferred Stock	$ 1,740,687	$ 1,740,687	$	-

Preferred Stock	$ 161	$ 161	$ -
Retained Earnings	$ (1,319,334)	$ (1,024,804)	$ (294,530)
Net Income	$ 46,570	$ (287,044)	$ 333,614
Total Equity	**$ 468,285**	**$ 429,201**	**$ 39,084**
Total Liabilities & Equity	**$ 1,247,162**	**$ 1,086,110**	**$ 161,052**

EVELO
Profit and Loss
January - December

	Total		
	Jan - Dec 2019	Jan - Dec 2018 (PY)	Change
Sales Revenue	$ 3,346,208	$ 3,036,164	$ 310,043
Cost of Goods Sold	$ 1,621,296	$ 1,673,618	$ (52,322)
Gross Profit	**$ 1,724,912**	**$ 1,362,546**	**$ 362,365**
Expenses			
Charitable Contributions	$ 8,499	$ 1,014	$ 7,485
Corporate Expense	$ 4,060	$ 810	$ 3,250
Customer Reward	$ -	$ 85	$ (85)
Employee Benefits	$ 500	$ 412	$ 88
Fundraising Expenses	$ -	$ -	$ -
Legal Fees	$ 8,216	$ 13,617	$ (5,401)
Human Resources	$ 651,014	$ 690,873	$ (39,858)
Insurance Expenses	$ 40,202	$ 40,651	$ (450)
Interest Expense	$ 96,714	$ 76,194	$ 20,520
Marketing	$ 256,131	$ 249,064	$ 7,066
Merchant Fees	$ 137,655	$ 134,855	$ 2,800
Miscellaneous Expense	$ 11,901	$ 1,989	$ 9,912
Payroll Expenses	$ 40,861	$ 48,106	$ (7,245)
Postage and Delivery	$ 194,683	$ 193,583	$ 1,100
Promotional Parts	$ 2,915	$ 1,247	$ 1,668
Rent Expense	$ 42,924	$ 20,317	$ 22,607
Office Renovations	$ -	$ 582	$ (582)
Supplies	$ 3,796	$ 5,429	$ (1,632)
Research & Development	$ -	$ 11,206	$ (11,206)
Taxes	$ 6,119	$ 5,636	$ 484
Travel Expenses	$ 21,062	$ 9,424	$ 11,637
Uncategorized Expense	$ 570	$ 2,030	$ (1,460)
Utilities	$ 9,711	$ 14,093	$ (4,382)
Vendor Shipping	$ 56	$ -	$ 56
Warehousing & Fulfillment Costs	$ 67,289	$ 102,951	$ (35,662)
Web Services	$ 73,464	$ 38,808	$ 34,656
Total Expenses	**$ 1,678,341**	**$ 1,662,976**	**$ 15,366**

Net Operating Income	$	46,570	-$	299,929 $	346,500
Other Income					
Extraordinary Income (1)		0		13,386	-13,386
Net Income		46,570		-286,543	333,114

Notes:
1. Insurance gain on theft of bikes from HQ during 2018

EVELO
Statement of Cash Flows
January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	46,570.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 106,374.35
Net cash provided by operating activities	**$ 152,944.63**
FINANCING ACTIVITIES	
CELTIC BANK LINE OF CREDIT	-14,259.07
Credibly Loan	47,294.45
FUNDATION LINE OF CREDIT	-49,220.18
NYBDC - Loan #2	-30,080.88
Investor Inventory Loans:Eitan Frachtenberg Inventory Loan 2	50,000.00
SHOPIFY LOAN PAYABLE	-68,616.56
SHOPIFY LOAN PAYABLE:ACCRUED INTEREST - SHOPIFY LOAN	4,515.88
Shopify Loan 2019	200,000.00
Shopify Loan 2019 - NEW	36,101.19
Shopify Loan 2019 - NEW:Accrued Interest S L 19 - New	-2,788.75
Retained Earnings	-7,486.41
Net cash provided by financing activities	**$ 165,459.67**
Net cash increase for period	**$ 318,404.30**
Cash at beginning of period	357,206.53
Cash at end of period	**$ 675,610.83**